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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                                Bionutrics, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  090946 10 4
                                 (CUSIP Number)


               Ronald H. Lane, 2425 E. Camelback Road, Suite 650,
                     Phoenix, Arizona 85016 (602) 508-0112
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 12, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)


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---------------------                                          -----------------
CUSIP NO. 090946 10 4              13D                         PAGE 2 OF 6 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William M. McCormick
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                          1,030,834(1)(2)
      NUMBER OF      -----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY                         50,000
       OWNED BY      -----------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                           1,030,834(1)(2)
    PERSONAL WITH    -----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                          50,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,080,834
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.0477%(3)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

See Page 6 for footnotes.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP NO. 090946 10 4                  13D                     PAGE 3 OF 6 PAGES
---------------------                                          -----------------



ITEM 1.  SECURITY AND ISSUER

         Name of Issuer:         Bionutrics, Inc.
                                 2425 E. Camelback Road, Suite 650
                                 Phoenix, Arizona  85016

         Equity Security:        Common Stock

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name:          William M. McCormick

         (b)      Residence or business address:

                                 9 Pecksland Road
                                 Greenwich, Connecticut  06831

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Investor

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:   United States

---------------------                                          -----------------
CUSIP NO. 090946 10 4                  13D                     PAGE 4 OF 6 PAGES
---------------------                                          -----------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person purchased the securities reported with personal funds, except for 6,667 options granted for no consideration and 100,000 shares granted as compensation for services. The total consideration paid for shares and warrants, including for those held by his spouse and minor children, is $1,293,750.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person's transactions in the Issuer's securities are for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person is 1,080,834 shares, which represents 5.0%(3) of the total Common Stock outstanding. This number includes an aggregate of 706,667 shares of Common Stock issuable upon exercise of currently exercisable warrants and options.

         (b) The Reporting Person has sole voting and dispositive power over 1,030,834 shares of Common Stock beneficially owned of which 25,000 are held by minor children and as to which he disclaims beneficial ownership. This number includes currently exercisable warrants and options to acquire an aggregate of 706,667 shares of Common Stock. The Reporting Person has shared voting and dispositive power with his wife over 50,000 shares of Common Stock as to which the Reporting Person disclaims beneficial ownership.

         (c) The reporting person effected the following transactions within 60 days of March 3, 1999:

                  100,000 shares granted as compensation.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



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---------------------                                          -----------------
CUSIP NO. 090946 10 4                  13D                     PAGE 5 OF 6 PAGES
---------------------                                          -----------------


FOOTNOTES:

(1) Does not include 50,000 shares of Common Stock held by the Reporting Person's wife with regard to which the Reporting Person disclaims beneficial ownership.

(2) Includes 25,000 shares of Common Stock held by the Reporting Person's minor children with regard to which the Reporting Person disclaims beneficial ownership.

(3) The calculation of the percent of ownership is based upon 20,705,732 shares of Common Stock outstanding at February 12, 1999 plus 706,667 of options and warrants currently exercisable.



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---------------------                                          -----------------
CUSIP NO. 090946 10 4                  13D                     PAGE 6 OF 6 PAGES
---------------------                                          -----------------


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 3, 1999                           /s/ William McCormick
                                        ---------------------------------------
                                        William McCormick


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                          FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)